UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        OMB APPROVAL
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                                              OMB Number:           3235-0058
                                              Expires:         March 31, 2006
                                              Estimated average burden
                                              Hours per response........ 2.50
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                                                     SEC FILE NUMBER

                                                        000-22908

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                                                       CUSIP NUMBER

                                                        436233100
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(Check one): [X]  Form 10-K   [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_]  Form N-SAR  [_] Form N-CSR

                  For Period Ended:                  December 31, 2004
                                   -----------------------------------
                     [_]  Transition Report on Form 10-K
                     [_]  Transition Report on Form 20-F
                     [_]  Transition Report on Form 11-K
                     [_]  Transition Report on Form 10-Q
                     [_]  Transition Report on Form N-SAR
                     For the Transition Period Ended:___________________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


PART I - REGISTRANT INFORMATION

                              HOLLYWOOD MEDIA CORP.
________________________________________________________________________________
Full Name of Registrant

                               HOLLYWOOD.COM, INC.
________________________________________________________________________________
Former Name if Applicable

                          2255 GLADES ROAD, SUITE 221A

________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

                            BOCA RATON, FLORIDA 33431
________________________________________________________________________________
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        |    (a)   The reason described in reasonable detail in Part III of this
        |          form could not be eliminated without unreasonable effort or
        |          expense.
        |
        |    (b)   The subject annual report, semi-annual report, transition
        |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
   [x]  |          N-CSR, or portion thereof, will be filed on or before the
        |          fifteenth calendar day following the prescribed due date; or
        |          the subject quarterly report or transition report on Form
        |          10-Q, or portion thereof, will be filed on or before the
        |          fifth calendar day following the prescribed due date; and
        |
        |    (c)   The accountant's statement or other exhibit required by
        |          Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

HOLLYWOOD MEDIA CORP. (THE "COMPANY") HEREBY REQUESTS AN EXTENSION OF TIME TO FILE ITS ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004 IN ORDER TO ALLOW THE COMPANY SUFFICIENT TIME TO COMPLETE ITS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004. THE COMPANY HAS EXPERIENCED DELAYS IN COMPLETING ITS FINANCIAL STATEMENTS RESULTING FROM THE NEW AUDIT PROCEDURES REQUIRED BY THE DOCUMENTATION REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, WHICH HAVE TAKEN LONGER TO COMPLETE THAN EXPECTED. THE COMPANY CURRENTLY ANTICIPATES THAT THE FORM 10-K WILL BE FILED NO LATER THAN MARCH 31, 2005. HOWEVER, THE COMPANY PLANS TO DEFER THE FILING OF MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND THE REPORT OF ITS INDEPENDENT AUDITORS ATTESTING TO MANAGEMENT'S ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING IN RELIANCE ON THE EXEMPTION SET FORTH IN S.E.C. RELEASE NO. 50754 ENTITLED "ORDER UNDER SECTION 36 OF THE SECURITIES EXCHANGE ACT OF 1934 GRANTING AN EXEMPTION FROM SPECIFIED PROVISIONS OF EXCHANGE ACT RULES 13A-1 AND 15D-1," WHICH REPORTS WILL BE FILED PURSUANT TO AN AMENDMENT TO THE FORM 10-K TO BE FILED NO LATER THAN MAY 2, 2005 (AS PERMITTED BY THE AFOREMENTIONED EXEMPTION).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       MITCHELL RUBENSTEIN, CHAIRMAN AND CEO        (561)          998-8000
     ----------------------------------------    -------------   -------------
                        (Name)                    (Area Code)     (Telephone
     Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                      Yes [X]   No  [_]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 Yes [X]   No  [_]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     AS THE COMPANY PREVIOUSLY REPORTED, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 REVENUE INCREASED 8.03% TO $49,271,857 FROM $45,609,777 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003. THE COMPANY EXPECTS THAT THERE WILL BE AN INCREASE IN THE NET REVENUE REPORTED FOR THE YEAR ENDED DECEMBER 31, 2004 OVER THE $64,858,962 IN NET REVENUE REPORTED FOR THE YEAR ENDED DECEMBER 31, 2003, BASED IN PART ON (A) SIGNIFICANT INCREASES IN BROADWAY TICKETING REVENUE AND DATA BUSINESS REVENUE IN THE FOURTH QUARTER OF FISCAL 2004 AND
     (B) THE REVENUE REPORTED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2004.

     AS ALSO PREVIOUSLY REPORTED, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 NET LOSS INCREASED 15.56% TO $7,682,495 FROM $6,648,008 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003. THE COMPANY EXPECTS THAT THERE WILL BE A SIGNIFICANT INCREASE IN THE NET LOSS REPORTED FOR THE YEAR ENDED DECEMBER 31, 2004 OVER THE NET LOSS OF $7,441,687 REPORTED FOR THE YEAR ENDED DECEMBER 31, 2003, BASED IN PART ON (A) THE REPORTED LOSSES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2004, (B) ANTICIPATED INCREASES IN OPERATING EXPENSES RELATED TO THE ACQUISITION OF STUDIO SYSTEMS, INC. ON JULY 1, 2004 (A SIGNIFICANT PORTION OF WHICH HAVE BEEN ELIMINATED AS OF DECEMBER 31,
     2004), (C) INCREASES IN ACCOUNTING AND CONSULTING FEES RELATING TO COMPLIANCE WITH INTERNAL CONTROL REQUIREMENTS OF THE SARBANES-OXLEY ACT OF 2002, AND (D) A NON-RECURRING $1.4 MILLION NON-CASH GAIN IN THE FOURTH QUARTER OF 2003 RESULTING FROM THE COMPANY'S DECISION TO EXCHANGE A $2.0 MILLION NOTE RECEIVABLE HELD BY THE COMPANY FOR THE MINORITY OWNERSHIP INTEREST IN THE COMPANY'S BASELINE BUSINESS.

     CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, STATEMENTS IN THIS FORM 12B-25, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S EXPECTATIONS OF REVENUES, EXPENSES, NET LOSSES AND THE TIMING OF FILING OF ITS FORM 10-K, MAY BE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. THE MATTERS DISCUSSED HEREIN THAT ARE FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT MANAGEMENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES THAT MAY RESULT IN SUCH EXPECTATIONS NOT BEING REALIZED. ACTUAL OUTCOMES AND RESULTS MAY DIFFER MATERIALLY FROM WHAT IS EXPRESSED OR FORECASTED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS POTENTIAL RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S FAILURE TO TIMELY FILE THE FORM 10-K AND OTHER RISKS AND FACTORS DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ITS FORM 10-K FOR 2003. SUCH FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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                              Hollywood Media Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     MARCH 16, 2005                  By /s/ Mitchell Rubenstein
      ----------------------------          ----------------------------
                                            Mitchell Rubenstein
                                            Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.